Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Kinross Gold Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•                      our Independent Auditors’ Report of Registered Public Accounting Firm dated February 15, 2012, on the consolidated financial statements of Kinross Gold Corporation (the “Company”) comprising the consolidated balance sheets of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations, comprehensive income (loss), cash flows and equity for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information,

•                      our Report of Independent Registered Public Accounting Firm dated February 15, 2012, except as to notes 23 and 24, which are as of March 23, 2012, on the consolidated balance sheets of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of operations, comprehensive income (loss), cash flows and equity for the years ended December 31, 2011 and December 31, 2010,

•                      our Report of Independent Registered Public Accounting Firm dated February 15, 2012  on the Company’s internal control over financial reporting as of December 31, 2011,

each of which is contained or incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2011.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-141896, 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) on Form S-8 of Kinross Gold Corporation.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 29, 2012